Exhibit 99.2

ProQR Therapeutics N.V. Press Release May 17, 2017

ProQR Announces Results for the First Quarter of 2017

Key updates

•	QR-010 Phase 1b clinical trial on track to present top-line data in cystic fibrosis (CF) patients in mid-2017.

•	Investigational new drug (IND) application for QR-110, ProQR’s lead program in ophthalmology, was cleared by the FDA to start a clinical trial in both adult and pediatric LCA 10 patients.

•	David M. Rodman, MD was appointed as Chief Development Strategy Officer of ProQR, and will lead the translational development effort to rapidly advance the pipeline programs into the clinic.

•	ProQR was granted two key patents, protecting QR-010 for cystic fibrosis in the US and EU.

•	Pre-clinical data was presented for three programs in the ophthalmology pipeline targeting LCA 10 and Usher syndrome at the ARVO annual meeting in May 2017.

LEIDEN, the Netherlands, May 17, 2017 – ProQR Therapeutics N.V. (Nasdaq: PRQR), today announced results for the first quarter of 2017.

“As we announced earlier this week, we are all devastated by the unexpected passing of our co-founder and vice-chairman of the supervisory board, Henri A. Termeer” said Daniel de Boer, Chief Executive Officer of ProQR. “Henri was a great mentor, a passionate patient advocate and a key factor in establishing ProQR. His passion to do the right thing in the interest of patients is unparalleled. We are honored to have had the opportunity to work with him so closely and learn from his wealth of experience. He was a true inspiration for all of us, and we will continue to build on the path he helped us to set out. Although he will be deeply missed, our supervisory board, with co-founder and chairman Dinko Valerio, James Shannon, Alison Lawton and Antoine Papiernik, continues to be very strong with broad experience in all aspects of running a biotechnology business and we are extremely motivated to continue to build on the path he helped us set.”

“With that in mind, this is an important phase for the Company in our goal to translate our rich pipeline into a diversified portfolio of development programs. We are very pleased with the clearance of the IND for QR-110, enabling us to now advance our second molecule into clinical development aiming to make a meaningful difference for LCA 10 patients. We are also excited to add Dave Rodman to our team who will further strengthen our development team, with the goal of efficiently and rapidly driving our programs through to patients. Looking forward to the upcoming summer, we are very excited for the expected completion of the Phase 1b trial in our lead program QR-010. We have been treating >64 CF patients with our lead compound QR-010 and are excited to get to the data and progress the compound into next trials.”

Corporate Highlights

•	In March, the Company announced that it appointed David M. Rodman, MD as Chief Development Strategy Officer. Dr. Rodman has had a long career in drug development including leadership roles in translational medicine, rare disease drug development, and RNA therapeutics. Dr. Rodman’s experience includes a leadership role in developing two approved medicines for CF at Vertex Pharmaceuticals, as Vice President and head of respiratory drug development. He was also the head of translational medicine at Novartis Institute for Biomedical Research. More recently, he was the Chief Medical Officer at MiRagen and Nivalis. Expansion of the ProQR management team will allow the Company to further realize the potential of RNA therapeutics as well as expand business capabilities needed to advance the development of our product candidates.

Subsequent events

•

In April, the Company announced that with the clearance of the investigational new drug (IND) application by the U.S. Food and Drug Administration (FDA), ProQR can now start clinical development of QR-110 in Leber’s congenital amaurosis Type 10 (LCA 10) patients. The trial, named PQ-110-001, is an open-label trial that will include approximately 6 children (age 6- 17 years) and 6 adults (≥ 18 years) that have LCA 10 due to one or two copies of the p.Cys998X mutation. During the trial, patients will receive four intravitreal injections of QR-110 into one eye; one every three months for one year and the second eye will serve as a control. The QR-110 trial is expected to be conducted in three centers with significant expertise in genetic retinal disease in the US and Europe. The primary objective will be to assess safety and tolerability of QR-110. Secondary objectives are to evaluate pharmacokinetics and efficacy, which is measured by specialized ophthalmic tests including visual acuity, full field stimulus testing (FST), optical coherence tomography (OCT), pupillary light reflex (PLR) and a mobility course. Fixation stability and changes in quality of life in LCA subjects will also be evaluated. Top-line results from the trial are expected to be available in 2018.

•	In April, the Company announced the grant of two key patents protecting QR-010 in the US and EU. These patents provide the Company exclusive rights for QR-010 for the treatment of CF until at least July 2033. US patent no. 9,605,255 is directed to methods of targeting RNA for the most common mutation in CF, called F508del, using oligonucleotides to restore the function of the CFTR protein. Last year, ProQR also received the grant of the equivalent European patent (EP 2 852 668 B1). Apart from these ProQR owned patents, ProQR has an exclusive license to US patent no. 9,617,535 from Massachusetts General Hospital covering QR-010.

•	During the 2017 Annual Meeting of the Association for Research in Vision and Ophthalmology (ARVO) held on May 7 – 11, 2017 in Baltimore, MD, USA, the Company presented three abstracts, including additional positive pre-clinical proof-of-concept data for QR-110 in LCA 10 and pre-clinical data for two programs, QRX-411 and QRX-421, each targeting specific mutations that result in Usher syndrome.

•	The Company announced that it will host an R&D Day on June 15th in New York where Company executives and external experts will present ProQR’s pipeline of development and early stage programs in detail.

Financial Highlights

At March 31, 2017, ProQR held cash and cash equivalents of €52.1 million, compared to €59.2 million at December 31, 2016. Net cash used in operating activities during the three month period ended March 31, 2017 was €8.8 million, compared to €7.8 million for the same period last year.

Research and development costs increased to €8.0 million for the quarter ended March 31, 2017 from €6.9 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in expenses was primarily due to the advancement of our pipeline, which included clinical development of QR-010 and QR-110, pre-clinical development of QR-313. The remainder represents increased investments in our other pipeline programs.

General and administrative costs decreased to €2.3 million for the quarter ended March 31, 2017 from €2.6 million for the same period last year.

Net result for the three month period ended March 31, 2017 was a €10.5 million loss or €0.45 per share, compared to a €10.2 million loss or €0.44 per share for the same period last year. For further financial information for the period ending March 31, 2017, please refer to the financial statements appearing at the end of this release.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. *Since 2012*

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The F508del mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and to restore CFTR function. QR-010 is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes QR-010 into a mist inhaled directly into the lungs. QR-010 has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis Type 10 due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union.

About QR-313

QR-313 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce truncated but functional C7 protein and thereby restores functionality of the anchoring fibrils.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QR-313, and the clinical development and the therapeutic potential thereof, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including those in our innovation pipeline, statements regarding release of clinical data, and statements regarding our patent estate. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	March 31, 2017	December 31, 2016
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	52,111	59,200
Prepayments and other receivables	2,364	2,420
Social securities and other taxes	387	395

Total current assets	54,862	62,015

Property, plant and equipment	3,187	3,438
Intangible assets	78	90

Total assets	58,127	65,543

Liabilities and shareholders’ equity
Current liabilities
Trade payables	177	328
Social securities and other taxes	193	312
Pension premiums	27	13
Other current liabilities	6,153	6,057

Total current liabilities	6,550	6,710

Borrowings	5,840	5,697

Total liabilities	12,390	12,407

Shareholders’ equity
Shareholders’ equity	45,737	53,136

Total liabilities and shareholders’ equity	58,127	65,543

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended March 31,
	2017	2016
	€1,000	€1,000
Other income	393	689
Research and development costs	(8,030)	(6,898)
General and administrative costs	(2,304)	(2,602)

Total operating costs	(10,334)	(9,500)

Operating result	(9,941)	(8,811)
Finance income and expense	(537)	(1,387)
Result before corporate income taxes	(10,478)	(10,198)
Income taxes	(2)	—

Net result attributable to equity holders of the Company	(10,480)	(10,198)
Other comprehensive income	2	5
Total comprehensive income (attributable to equity holders of the Company)	(10,478)	(10,193)

Share information
Weighted average number of shares outstanding[1]	23,473,221	23,345,965
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.45)	(0.44)
Diluted loss per share[1]	(0.45)	(0.44)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	—	(10,198)	(10,198)
Other comprehensive income	—	—	—	—	5	—	5
Recognition of share-based payments	—	—	—	590	—	—	590
Share options exercised	—	—	—	—	—	—	—

Balance at March 31, 2016	23,345,965	934	123,595	2,489	6	(46,828)	80,196
Balance at January 1, 2017	23,346,856	934	123,597	4,353	(15)	(75,733)	53,136
Net loss	—	—	—	—	—	(10,480)	(10,480)
Other comprehensive income	—	—	—	—	2	—	2
Recognition of share-based payments	—	—	—	927	—	—	927
Shares issued in the period	518,162	21	2,130	—	—	—	2,151
Share options exercised	127	0	1	—	—	—	0

Balance at March 31, 2017	23,865,145	955	125,728	5,280	(13)	(86,213)	45,737

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended March 31,
	2017	2016
	€1,000	€1,000
Cash flows from operating activities
Net result	(10,478)	(10,193)
Adjustments for:
— Depreciation	268	334
— Share-based compensation	927	590
— Financial income and expenses	537	1,387
Changes in working capital	(93)	50

Cash used in operations	(8,839)	(7,832)

Corporate income tax paid	(2)	—
Interest received/(paid)	58	65

Net cash used in operating activities	(8,783)	(7,767)

Cash flow from investing activities
Purchases of intangible assets	—	—
Purchases of property, plant and equipment	(45)	(502)

Net cash used in investing activities	(45)	(502)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	2,151	—
Proceeds from exercise of share options	1	—
Proceeds from borrowings	—	193
Redemption of financial lease	—	(8)

Net cash generated by financing activities	2,152	185

Net increase/(decrease) in cash and cash equivalents	(6,676)	(8,084)
Currency effect cash and cash equivalents	(413)	(1,314)
Cash and cash equivalents, at beginning of the period	59,200	94,865

Cash and cash equivalents at the end of the period	52,111	85,467